STRATEGY SHARES

36 North New York Avenue

Huntington, NY 11743

January 25, 2023

VIA EDGAR

Public Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Strategy Shares

Request for Withdrawal of Amendment to Registration Statement on Form N-1A and Related Delaying Amendments

File Nos. 333-170750; 811-22497

Dear Sir or Madam:

Strategy Shares (the “Trust”) has determined that it is in the best interests of the Trust and the public that Post-Effective Amendment No. 81 to the Trust’s Registration Statement, filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”) to register the Strategy Shares Nasdaq 10HANDLTM Index ETF (the “Fund”) on September 3, 2021 (SEC Accession No. 0001580642-21-004218) (the “Amendment”), be withdrawn. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement, filed with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 81.

Post-Effective Amendment Nos.	Filing Date
86	November 12, 2021
87	November 26, 2021
89	December 9, 2021
92	December 16, 2021
94	December 21, 2021
96	January 3, 2022
100	January 14, 2022
101	January 27, 2022
102	February 15, 2022
103	March 2, 2022
104	March 16, 2022
105	April 6, 2022
107	April 27, 2022
108	May 17, 2022
109	June 8, 2022

111	June 29, 2022
112	July 19, 2022
113	August 11, 2022
116	August 30, 2022
117	September 19, 2022
118	October 11, 2022
119	November 4, 2022
120	November 29, 2022
121	December 28, 2022

The Trust is making this application for withdrawal of Post-Effective Amendment No. 81 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with Post-Effective Amendment No. 81 or any of the Delaying Amendments.   Accordingly, pursuant to Rule 477(a) under the 1933 Act, the Trust hereby requests that the Amendment and Delaying Amendments be withdrawn.

Please direct any questions concerning this letter to Michael O’Hare, of Stradley Ronon Stevens & Young LLP at (215) 564-8198.

Sincerely,

/s/Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Strategy Shares